PROTOCOL and justification of stock swap merger of COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV with ambev S.A.

between THE MANAGEMENT OF

companhia de bebidas das américas - ambev

AND

the members of the board of directors of

ambev S.A.

________________________________

DATED may 10, 2013

________________________________

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By this private instrument:

Management of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, a company with headquarters in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor (part), suites 41 and 42, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.157.770 and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 02.808.708/0001-07 (“Companhia de Bebidas”); and

The members of the Board of Directors of AMBEV S.A., a company with headquarters in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.368.941, and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.526.557/0001-00 (“Ambev” and, together with Companhia de Bebidas, the “Companies”);

HEREBY agree to enter into, in accordance with sections 224, 225 and 252 of Law No. 6,404/76, this Protocol and Justification of Stock Swap Merger (as defined below) of Companhia de Bebidas with Ambev, which shall be submitted for approval by their respective shareholders at Extraordinary General Shareholders’ Meetings, pursuant to the terms and conditions set forth below (the “Protocol and Justification”):

1. Reasons for or objectives of the transaction and interest of the Companies in its implementation.

1.1. The Stock Swap Merger is part of a corporate reorganization disclosed by Companhia de Bebidas through a material fact notice dated  December 7, 2012, the overall objective of which is to convert Companhia de Bebidas’s dual-class share structure, comprised of common and preferred shares, into a single-class share structure comprised exclusively of voting common shares, by means of a merger into the asset base of Ambev, a company controlled by Interbrew International B.V (“IIBV”), a subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), of all shares issued by Companhia de Bebidas and not held by Ambev (the “Stock Swap Merger”);

1.2. It is believed that the Stock Swap Merger will be advantageous to the shareholders of Companhia de Bebidas, to the extent that it will simplify the corporate structure and improve the corporate governance, as well as increase share trading liquidity and flexibility for its capital structure management.

1.3. It is intended that the Ambev shares to be received by the shareholders of Companhia de Bebidas be tradeable on the traditional listing segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”), once Ambev is registered as an issuer of securities in the “A” category, as provided under Instruction No. 480, dated December 7, 2009 of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”) (the “Publicly Held Company Registration”), and obtains listing authorization for trading on the traditional listing segment of that stock exchange (the “Listing Authorization”), both of which are already under analysis by the CVM and BM&FBOVESPA, respectively. Additionally, it is intended that the American Depositary Receipts (“ADRs”) representing the new Ambev common shares that are to be received by holders of Companhia de Bebidas’s ADRs be tradeable on the New York Stock Exchange (the “NYSE”), as soon as the proper registrations with the U.S. Securities and Exchange Commission and NYSE are obtained.

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2. Basis of the Stock Swap Merger

2.1. At the time of the Stock Swap Merger, Ambev will have as part of its asset base an amount of Companhia de Bebidas shares equal to a 1.1% stake in the preferred shares of this company, which shall be increased by all the Companhia de Bebidas shares that are currently held by IIBV and AmBrew S.A (“Ambrew”), the latter of which is also a subsidiary of ABI, and that shall be contributed by IIBV and Ambrew to the capital stock of Ambev as a preliminary step to the Stock Swap Merger, as well as cash and other assets and liabilities that are almost equivalent to each other and that, therefore, will not impact the exchange ratio adopted for the Stock Swap Merger.

2.2. By virtue of the Stock Swap Merger, each holder of a common or preferred share issued by Companhia de Bebidas, or ADRs representing Companhia de Bebidas common or preferred shares, will have the right to receive five common shares of Ambev or five ADRs of Ambev, respectively. Consequently, and assuming that no appraisal rights are exercised by the common shareholders of Companhia de Bebidas, after the Stock Swap Merger the current shareholders of Companhia de Bebidas (whether ABI, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência or the other shareholders of Companhia de Bebidas) will be holders of Ambev shares in the same proportion as the shares of Companhia de Bebidas held by them before the transaction.

2.3. The common shares of Ambev, to be issued to the shareholders of Companhia de Bebidas in exchange for the common and preferred shares of Companhia de Bebidas currently held by them, will provide the same rights of the Ambev shares then outstanding, and will be entitled to all benefits, including dividends and other shareholder distributions, that may be declared by Ambev.

2.4. Since, as a result of the Stock Swap Merger, the holders of preferred shares issued by Companhia de Bebidas will receive, in exchange for such shares, common shares issued by Ambev, they will lose the following rights that are enjoyed by those preferred shareholders under the By-laws of Companhia de Bebidas: (i) priority in capital reimbursement upon a liquidation of Companhia de Bebidas; and (ii) right to receive dividends, in cash, that are 10% greater than those payable to the common shares. On the other hand, the holders of preferred shares issued by Companhia de Bebidas will receive common shares issued by Ambev providing for the following rights: (i) each common share is entitled to one vote at Ambev’s shareholders’ meetings; (ii) mandatory dividends equal to 40% of the adjusted net profit of the fiscal year, which will, therefore, be greater than the mandatory dividend of 35% of the adjusted net profit of the fiscal year, currently provided under the By-laws of Companhia de Bebidas; and (iii) tag along right equivalent to 80% of the acquisition price paid to the controlling shareholders, in the event of a sale of the control of Ambev, as provided in section 254-A of Law No. 6,404/76.

2.5. Companhia de Bebidas does not hold any shares issued by Ambev.

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2.6. Based on the decision issued by the CVM, at an en banc meeting of the CVM, (in a plenary session) held on April 2, 2013, Ambev S.A. was excused from preparing the valuation report required by section 264 of Law No. 6,404/76.

3. Criteria for the appraisal of Companhia de Bebidas’ shares, appraiser, the treatment of equity variations and appraisal rights.

3.1. Companhia de Bebidas’ shares will be merged with Ambev according to their economic value (valor econômico) as calculated pursuant to their average stock exchange trading price during a period ending on April 26, 2013 (“Reference Date”).

3.2. The management of Ambev appointed Apsis Consultoria Empresarial Ltda., enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 27.281.922/0001-70, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12th floor, Centro (the “Specialized Firm”) to prepare a valuation report of the Companhia de Bebidas’s shares to be merged into the asset base of Ambev at their economic value (valor econômico) as calculated pursuant to their average stock exchange trading price (the “Valuation Report”). Such appointment is to be confirmed by the Shareholders’ Meeting of Ambev, as provided in section 252, paragraph 1 of Law No. 6,404/76.

3.3. The Valuation Report is attached hereto as Schedule I, and the amounts set forth therein are subject to the analysis and approval of Ambev’s shareholders, as provided under applicable law.

3.4. The equity variations of Companhia de Bebidas from the Reference Date to the date on which the Stock Swap Merger is consummated shall be borne solely by Companhia de Bebidas and reflected on Ambev's financial statement through application of the equity method of accounting.

3.5. The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with shareholders of Companhia de Bebidas or of Ambev or with regards to the Stock Swap Merger itself; and (ii) the shareholders or managers of Companhia de Bebidas or of Ambev have not directed, limited, prevented or performed any acts that compromised or may have compromised the access to, use or knowledge of information, assets, documents or work methodology relevant to the quality of the Specialized Firm’s conclusions.

3.6. As provided under paragraph 2 of section 252 and paragraph 2 of section 137 of Law No. 6,404/76, appraisal rights will be extended exclusively to holders of common shares of Companhia de Bebidas who dissent from, or abstain from voting on, the resolution relating to the Stock Swap Merger, or who fail to attend the relevant Extraordinary General Shareholders’ Meeting, and who specifically express their intention to exercise such right within 30 days of the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of Companhia de Bebidas that approves the Stock Swap Merger. Payment of the respective appraisal rights reimbursement amount will be subject to consummation of the Stock Swap Merger, as provided in section 230 of Law No. 6,404/76. Such payment will be made by Companhia de Bebidas on a future date to be informed. Such payment will only be made in respect of Companhia de Bebidas shares demonstrably held by shareholders from December 7, 2012 until the actual date of shareholders’ exercise of their respective appraisal right, pursuant to section 137 of Brazilian Law No. 6,404/76. The appraisal rights reimbursement amount will be R$9.231 per Ambev common share, calculated based on their book value, as determined pursuant to the financial statements of Companhia de Bebidas for the fiscal year ended December 31, 2012, notwithstanding the fact that shareholders are entitled to request the preparation of a more recent balance sheet (balanço especial) for purposes of calculating their appraisal rights reimbursement amount.

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4. Issuance price of the Ambev shares. Composition of the capital stock of Ambev after the Stock Swap Merger.

4.1. For purposes of Ambev’s capital increase resulting from the Stock Swap Merger, the total issuance price of the Companhia de Bebidas shares to be merged into the asset base of Ambev will be their economic value (valor econômico) calculated based on their average stock exchange trading price during a period ending on the Reference Date.

4.2. Of the total amount of the issuance price of the Ambev shares, an amount equivalent to R$48,520,868,561.82, corresponding to R$8.1314872 per common shares issued by Ambev will be allocated to the capital stock of Ambev, and the remaining amount of R$48,520,868,561.82 will be allocated to a capital reserve. Ambev will issue 5,967,034,980 new book-entry common shares, with no par value, and, therefore, its capital stock will be divided into 15,659,382,775 common shares. Such number of shares shall be adjusted for additional issuances of shares of Companhia de Bebidas before the Stock Swap Merger, if any, with a resulting change to its net equity. As a result of the Stock Swap Merger, all of the shares issued by Companhia de Bebidas will be held by Ambev, and Companhia de Bebidas will become a wholly owned subsidiary of Ambev.

4.3. The new Ambev shares to be issued in connection with the Stock Swap Merger will be subscribed by the managers of Companhia de Bebidas, on behalf of its shareholders, pursuant to section 252, paragraph 2 of Law No. 6,404/76, and paid in by means of the merger of the outstanding shares issued by Companhia de Bebidas into Ambev’s asset base.

4.4. The caput of section 5 of the By-laws of Ambev will be modified in order to reflect the capital increase, as a result of the issuance of new shares in connection with the approval of the Stock Swap Merger.

4.5. Ambev’s By-laws will be substantially identical to the By-laws of Companhia de Bebidas, except with respect to (i) the mandatory dividend, which will be increased from 35% to 40% of the adjusted net profits of the fiscal year, (ii) any necessary amendments associated with having a single-class share structure, as well as any other amendments that may be required by the CVM or BM&FBOVESPA, and (iii) the board of directors, which shall be comprised of two independent members. The election of the board of directors of Ambev, including its two independent members, will occur at a shareholders’ meeting to be called as soon as possible after the consummation of the Stock Swap Merger.

4.6. If the Stock Swap Merger is approved, the caput of section 5 of the By-laws of Companhia de Bebidas shall also be amended to reflect the cancellation of all the shares issued by Companhia de Bebidas and held in treasury on the date of the Extraordinary General Shareholders’ Meeting, without reducing the capital stock value of Companhia de Bebidas.

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5. Actions Relating to the Stock Swap Merger.

5.1. Before the execution of this Protocol and Justification, the following corporate actions were performed:

(a)         a Board of Directors’ meeting of Companhia de Bebidas and Ambev, was held on May 10, 2013, which approved, among other related matters, this Protocol and Justification and the Stock Swap Merger; and

(b)         a Fiscal Council Meeting of Companhia de Bebidas, was held on May 10, 2013, which expressed a favorable opinion of the proposed Stock Swap Merger.

5.2. The consummation of the Stock Swap Merger depends on the performance of the following acts:

(a)         holding an Extraordinary General Shareholders’ Meeting of Companhia de Bebidas to approve the Protocol and Justification and the Stock Swap Merger, as well as to authorize the subscription, by the managers of Companhia de Bebidas, of the new common shares to be issued by Ambev; and

(b)         holding an Extraordinary General Shareholders’ Meeting of Ambev to (i) approve this Protocol and Justification and authorize the capital increase, to be subscribed and paid in by the managers of Companhia de Bebidas, as a result of the Stock Swap Merger; (ii) confirm the appointment of the Specialized Firm; (iii) approve the Stock Swap Merger as well as the Valuation Report; (iv) approve the assumption by Ambev of non-exercised stock options granted by Companhia de Bebidas under the Stock Option Plan of Companhia de Bebidas; and (v) authorize Ambev’s management to execute all agreements and instruments, and perform all other acts necessary for the consummation of the Stock Swap Merger.

6. General Provisions.

6.1. Approval of the Stock Swap Merger by the Managers of Companhia de Bebidas. This Protocol and Justification is executed by the Officers of Companhia de Bebidas and only Messrs. Álvaro Antonio Cardoso de Souza and Vicente Falconi Campos, as Directors of Companhia de Bebidas, due to a  potential conflict of interest that may exist, at least in theory, between Companhia de Bebidas and the other following members of its Board of Directors: Messrs. Victorio Carlos De Marchi, Carlos Alves de Brito, Marcel Herrmann Telles, Roberto Moses Thompson Motta, José Heitor Attílio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

6.2. Approval of the Stock Swap Merger by the Managers of Ambev. Due to a potential conflict of interest that may exist, at least in theory, between the Officers of Ambev and Companhia de Bebidas, this Protocol and Justification is executed by the members of the Board of Directors of Ambev, on behalf of this company.

6.3. Stock Option Plan. The Extraordinary General Shareholders’ Meeting of Ambev that will deliberate on the Stock Swap Merger will also deliberate on the assumption, by Ambev, of the non-exercised stock options granted under the Stock Option Plan of Companhia de Bebidas, approved at the Extraordinary General Shareholders’ Meeting held on September 14, 2000, as amended at the Extraordinary General Shareholders’ Meetings held on April 20, 2006, April 27, 2007 and April 28, 2010. At the same Extraordinary General Shareholders’ Meeting of Ambev, a Stock Option Plan for Ambev will be approved, which shall have the same terms as the Stock Option Plan of Companhia de Bebidas currently in effect.

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6.4. Cancellation of Shares held in Treasury. It is proposed that the shares of Companhia de Bebidas held in treasury be cancelled on the date of the Stock Swap Merger.

6.5. Consultants of Companhia de Bebidas. Rothschild and Banco Itaú BBA were hired to advise Companhia de Bebidas on the Stock Swap Merger.

6.6. Registration of Companhia de Bebidas as a Publicly-Held Company. The registration of Companhia de Bebidas as a publicly held company will be maintained after the Stock Swap Merger until further resolution by its then controlling shareholder, Ambev. The shares issued by Companhia de Bebidas shall be delisted from the traditional segment of the BM&FBOVESPA as soon as Ambev obtains its Publicly-Held Company Registration and its Listing Authorization.

6.7. No Succession. The Stock Swap Merger will not cause Ambev to succeed to any properties, rights, assets, obligations or responsibilities of Companhia de Bebidas, which shall maintain its separate legal status.

6.8. Amendment. This Protocol and Justification shall not be amended unless pursuant to an appropriate written instrument.

6.9. Other Documents. All documents referred to in this Protocol and Justification will be available, as of the date hereof, to the Companies’ shareholders at the headquarters of the Companies and on the Investor Relations website of Companhia de Bebidas (www.ambev-ir.com), as well as on the websites of the CVM and BM&FBOVESPA.

6.10. Venue. The courts of the Judicial District of the Capital of the State of São Paulo are hereby elected to settle all disputes arising herefrom, to the exclusion of any other, however privileged it is or may be.

IN WITNESS WHEREOF, the parties execute this Protocol and Justification in six counterparts of identical content and form, with same effect, in the presence of the two witnesses identified below.

São Paulo, May 10, 2013

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[signature page of the Protocol and Justification of Merger of Shares of Companhia de Bebidas das Américas – Ambev with Ambev S.A., executed on May 10, 2013]

Management of Companhia de Bebidas das Américas – Ambev:

/s/Álvaro Antonio Cardoso de Souza	/s/Vicente Falconi Campos
Director	Director
/s/João Maurício Giffoni de Castro Neves
Chief Executive Officer
/s/Nelson José Jamel	/s/Pedro de Abreu Mariani
Chief Financial and Investor Relations Officer	General Counsel
/s/Alexandre Médicis da Silveira	/s/Marcel Martins Régis
Sales Executive Officer	Soft Drinks Executive Officer
/s/Márcio Fróes Torres	/s/Milton Seligman
Industrial Executive Officer	Corporate Affairs Executive Officer
/s/Sandro de Oliveira Bassili	/s/Vinícius Guimarães Barbosa
People and Management Executive Officer	Logistics Executive Officer
/s/Jorge Pedro Victor Mastroizzi	/s/Ricardo Rittes de Oliveira Silva
Marketing Executive Officer	Shared Services and Information Technology Executive Officer

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[continuation of the signature page of the Protocol and Justification of Merger of Shares of Companhia de Bebidas das Américas – Ambev with Ambev S.A., executed on May 10, 2013]

Members of the Board of Directors of Ambev S.A.:

/s/Jean-Louis Julien Van de Perre	/s/Isabela Gerjoi Bezerra de Souza
Director	Director
/s/Ann Malcy Christine Randon
Director

Witnesses:

1. /s/ Flávio Gonçalves Pontes Sodré	2. /s/ Carolina de S.A. Santos Pecorari
Name: Flávio Gonçalves Pontes Sodré	Name: Carolina de S.A. Santos Pecorari
RG: 08964001-23 SSP/BA	RG: 26.462.196-7 SSP/SP
CPF: 822.777.615-91	CPF: 317.235.778-39

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Schedule I

Appraisal Report

Additional Information and Where to Find Them:

This document is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares or other securities of Ambev or Companhia de Bebidas nor a solicitation of any proxy, vote or approval.  The proposed Stock Swap Merger of Ambev with Companhia de Bebidas described in this document will be submitted to a vote of the shareholders of those companies at separate shareholders’ meetings of each of them.

The distribution of new common shares (including in the form of American Depositary Shares (“ADSs”)) of Ambev to holders of Companhia de Bebidas’ shares and ADSs will be made only pursuant to an effective registration statement that Ambev intends to file with the U.S. Securities and Exchange Commission (the “Commission”).  In connection with the Stock Swap Merger, Ambev plans to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of ADSs of Companhia de Bebidas and (ii) other documents regarding the proposed Stock Swap Merger.  Investors and security holders of Companhia de Bebidas are urged to carefully read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available because they will contain important information about Ambev, Companhia de Bebidas and the proposed Stock Swap Merger.  Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed Stock Swap Merger, when available, free of charge on the Commission’s website at www.sec.gov or from Companhia de Bebidas.

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